October 27, 2017

Dear all
Company Name: Coca-Cola Bottlers Japan Inc.
Representative: Tamio Yoshimatsu,
Representative Director and President
(Ticker 2579, First Section of Tokyo Stock
Exchange and Fukuoka Stock Exchange)
Inquiry: Shigeki Okamoto
Head of Corporate Communication
(TEL. 03-6896-1707)

Notice on the organizational restructuring of CCBJI group
and change of trade names of CCBJI and its subsidiary

Since we launched Coca-Cola Bottlers Japan Inc. (CCBJI) as a new company established through business merger on April 1, 2017, we have been pushing forward the integration of organizations and businesses with a sense of speed, while operating the businesses by function, based on one of our guiding principles to become “one company, one management”. In order to accelerate the ongoing integration process and drive our growth further, we have decided to restructure our group organizations as of January 1, 2018, to start anew as “one company, one management” both in name and substance from the beginning of next year.
As part of the organizational restructuring, we will conduct an absorption-type merger with the group companies where “Coca-Cola East Japan Co., Ltd.”, a subsidiary operating the soft drink business, will become the surviving company, and “Coca-Cola West Co., Ltd. “and “Shikoku Coca-Cola Bottling Co., Ltd.” will become the non-surviving companies. In conjunction with this reorganization, we have resolved to change the trade names of CCBJI and Coca-Cola East Japan as described below, on the condition that the partial amendments to the Articles of Incorporation regarding the trade name change are approved at the extraordinary shareholders’ meeting slated for December 5, 2017.
Moreover, the supplementary provision regarding the trade name usage agreement in the Articles of Incorporation will be deleted as it will no longer be relevant and thus necessary in the said agreement.

1. Change of our trade name
(1) Ground for change
We decided to change our trade name to “Coca-Cola Bottlers Japan Holdings Inc.” on January 1, 2018 as the effective date, in order to clarify our role as the holding company.

(2) New trade name
コカ・コーラ ボトラーズジャパンホールディングス株式会社
(“Coca-Cola Bottlers Japan Holdings Inc.” in English)

(3) Scheduled date of change
Monday, January 1, 2018

(4) Partial amendments to the Articles of Incorporation
We will propose the “partial amendments to the Articles of Incorporation, as outlined below, will be “ for discussion at an extraordinary shareholder’s meeting scheduled for December 5, 2017, as follows.
i.	Amendment to Article 1 of the Articles of Incorporation to change our trade name
ii.	Deletion of the supplementary provision related to the trade name usage agreement
iii.	Renumbering of the provisions in conjunction with deletion of the supplementary provision described above in “ii”.
(Amended portions are underlined.)
Current Articles of Incorporation	Proposal for change
CHAPTER 1 : GENERAL PROVISIONS (Trade Name) Article 1 The name of the Company shall be”コカ・コーラ ボトラーズジャパン株式会社” and it shall be “Coca-Cola Bottlers Japan Inc.” in English.	CHAPTER 1 : GENERAL PROVISIONS (Trade Name) Article 1 The name of the Company shall be”コカ・コーラ ボトラーズジャパンホールディングス 株 式 会 社” and it shall be “Coca-Cola Bottlers Japan Holdings Inc.” in English.
Article 2 through Article 34 (Omitted)	Article 2 through Article 34 (No change)
SUPPLEMENTARY PROVISIONS

The trade name of the Company predicates on the trade name usage agreement entered into on April 1, 2017 between the Company and The Coca-Cola Company headquartered at N.W. Coca-Cola Plaza, Atlanta, Georgia in the United States, which allows the use and partial use of The Coca-Cola Company’s trade names “コカ・コーラ” and “Coca-Cola.” The said permission remains valid only during the period set forth by the agreement and the Company shall immediately suspend the usage if The Coca-Cola Company revokes the permission.

(Deleted)
SUPPLEMENTARY PROVISIONS 2 (omitted)	SUPPLEMENTARY PROVISION (No change)

2. Change of the trade name of the subsidiary
(1) Overview of the subsidiary concerned
① Current trade name	Coca-Cola East Japan Co., Ltd.
② Address	6-1-20 Akasaka, Minato-ku, Tokyo
③ Representative	Tamio Yoshimatsu, Representative Director and President
④ Line of business	Production, processing and sale of soft drinks
⑤ Capital	100 million yen

(2) Ground for change
In order to start 2018 with a new structure aimed at driving further growth, we will conduct an absorption-type merger with the group companies, where “Coca-Cola East Japan Co., Ltd.”, the subsidiary operating our soft drink business, will be the surviving company, and “Coca-Cola West Co., Ltd.” and “Shikoku Coca-Cola Bottling Co., Ltd.” will be the non-surviving companies. In conjunction with this absorption-type merger, we will change the trade name of the surviving company that will play a central role in the group’s sales activities to our current trade name, “Coca-Cola Bottlers Japan Inc.”

(3) New trade name
コカ・コーラ ボトラーズジャパン株式会社
(“Coca-Cola Bottlers Japan Inc.” in English)

(4) Scheduled date of change
Monday, January 1, 2018

End